Olie, Inc.
382 NE 191 st St. # 84220
Miami, FL33179-3899
Telephone: (888) 665 8884
Facsimile: (888) 665 8884

January 9, 2012

By Edgar

Mark P. Shuman
Branch Chief - Legal
Securities and Exchange Commission
Washington  DC20549

Re:	Olie, Inc.
Registration Statement on Form S-1
Filed November 29, 2011
File No. 333-178208

Dear Mr. Shuman:

Olie, Inc. acknowledges receipt of the letter dated December 28, 2011 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC").  Per the instructions in your letter, we have amended our Registration Statement on Form S-1 (the "Amended Draft") and have tracked all changes in the Edgarized document for ease of review.  The following is an item-by-item response to the Staff’s comments.

We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings.  Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient.  We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments.  Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing.  We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

General

1.
Please revise to clarify where Mr. Avraham Morgenstern is based. On pages 18 and 24, you allude to his residing in Miami, Florida, but you also refer to his being a British based events planner on page 25. On page 27, you list his address as 66 Woodstock Avenue, NW11 9RJ, London, UK.   You should revise your disclosure throughout your registration statement, including your summary, risk factors, business, property, and management sections to clarify. If Mr. Morgenstern is based in London, please add disclosure, including a risk factor, on how you will be able to operate a music production business in New York City with your officers located abroad. We note your financial statements disclose that you are headquartered in Israel on page F-6.

Response:         Revised.  We have revised our disclosure throughout the registration statement to provide additional disclosure and clarity as to the location of our officers and our plan for operating our business with our management located abroad.  We had originally planned to operate our business in Miami, however, we have shifted our market to the New York metropolitan area.

2.
We note that you include many hyperlinks to various websites to support the disclosures in your registration statement. Please confirm to us that you are aware of the Commission’s interpretation that an embedded hyperlink within a Section 10 prospectus causes the hyperlinked information to be a part of that document. See Securities Act

Response:         Revised.   Any inactive uniform resource locators (URLs) that were in the document were intended solely to provide the source for the information actually included in the document.  There was no intent to incorporate information from any external web site by reference or to include any information from the external websites that did not actually appear in the document.  The internet addresses/URLs were inactive textual references only.  We have revised the document to remove all internet addresses.  Please see the Amended Draft.

Summary Information, page 5

3.
Please revise your summary section to provide a brief description of your business plan and the amount of funds needed to implement it. State the minimum amount of additional capital needed to fund your plan of operations for a period of 12 months from the date of anticipated effectiveness.

Response:         Revised.  We have revised the Summary Information section on page 5 to provide to provide a brief description of our business plan and the amount of funds needed to implement it.  We have also amended pages iii, 2, 8, 17  to state the minimum amount of additional capital needed to fund our plan of operations for a period of 12 months from the date of anticipated to address the issues raised in the this Comment 3. Please see the Amended Draft.

Risk Factors, page 6

4.
Please tell us the consideration you gave to including a risk factor alerting potential investors to the potential difficulties that might be encountered if they seek to effect service of process or enforcement of legal judgments on your members of management that are located outside the United States.

Response:         Revised.  We have revised the Risk Factors section on page 6 to include additional disclosure related to the potential difficulties that might be encountered if they seek to effect service of process or enforcement of legal judgments on your members of management that are located outside the United States.  Please see Risk Factors No. 10 and 11 in the Amended Draft.

5.
In light of your need for additional financing, as noted by risk factor number 1, please tell us the consideration you gave to the inclusion of a risk alerting potential investors to the possible dilution that they may experience if new securities are issued to raise capital.

Response:         Revised.  We have revised the Risk Factors section on page 6 to include additional disclosure related to the potential dilution that the investors may experience if new securities are issued to raise additional capital.  Please see Risk Factor No. 2 in the Amended Draft.

6.
We note that your principal executive officer does not appear to have any experience or expertise in the music production field. As such, it appears that a risk factor is necessary to prominently alert potential investors to this lack of experience, including how involved your secretary and director based in Israel, Mr. Freed, will be in your operations.

Response:         Revised.  We have revised the Risk Factors section commencing on page 6 to include additional disclosure related to the lack of business experience of our officers.  Please see Risk Factor No. 3 in the Amended Draft.

7.
It appears that on the effective date you will be subject to the reporting requirements of Section 15(d) of the Exchange Act and will not have a class of securities registered under Section 12 of that act. Although you state a current intent to file a Form 8-A after effectiveness of the Form S-1, you might not do so and have not yet filed a Form 8-K.Given your flexibility in this respect and the inherent uncertainties regarding future conduct, please tell us what consideration you gave to the inclusion of a risk factor informing potential investors of how the regulatory requirements imposed on 15(d)registrants are more limited than those imposed upon fully reporting companies and the resulting risks.

Response:         Revised.  We have revised the Risk Factors section commencing on page 6 to include additional disclosure related to the risks raised in this Comment 7.  Please see Risk Factor in the Amended Draft.

8.     We note that you have a very limited numbers of shareholders and given the size of your proposed offering, it appears likely that you will have less than 300 shareholders following the completion of the offering. Please tell us what consideration you have given to the inclusion of a risk factor that informs stockholders of the possibility that your reporting obligations may be suspended due to a limited number of shareholders, as well as the resultant risks in that event. The information you provide at page 24 does not appear sufficiently accessible to potential investors.

Response:         Revised.  We have revised the Risk Factors section commencing on page 6 to include additional disclosure related to the risks raised in this Comment 8.  Please see Risk Factor in the Amended Draft.

We may not have effective internal controls, page 8

9.
Please expand this paragraph to inform potential investors that management will not be required to conduct an evaluation of the effectiveness of its internal controls over financial reporting, until the fiscal year that is included in its second annual report. Also, state that so long as you remain a smaller reporting company, you will be exempt from the auditor attestation requirements concerning management’s reports on effectiveness of internal controls over financial over financial reporting.

Response:         Revised.  We have revised the above mentioned paragraph on page 8 to address the concerns raised in this Comment 9.  Please see the Amended Draft.

Management’s Discussion and Analysis or Plan of Operation
Plan of Operation, page 15

10.	Please revise your disclosures regarding your quarter by quarter overview plan to indicate the amount of funds necessary to complete each phase of your plan.

Response:         Revised.  We have revised the quarterly review of the plan of operation  on page _ to indicate the amount of funds necessary to complete each phase of your plan.  Please see the Amended Draft.

11.
We note that your plan of operation does not include hiring any employees, with the exception of a public relations firm and a web programmer. Please revise here and your business section to clarify who or how will you conduct operations or provide music production services in New York City.

Response:         Revised.  We intend to you conduct our operations from a remote location and provide music production services in New York City through free lancers and periodic trips by our Secretary.  Please see the Amended Draft.

12.
Please revise to clarify your disclosure on page 15 that you “never actually have to meet our clients in person in order to conduct business” and your use of portable studio equipment. Your description of your business starting on page 21 does not refer these aspects of your business plan. Please provide a more thorough description of how you plan to operate without meeting your clients and using portable studio equipment. We note your disclosure on page 17 you do not plan to purchase any equipment.

Response:        Revised.  In its first year of operations Itai Freed will conduct the music production services in New York City on behalf of the company as required. He intends to travel to New York every 2 months as necessary.  We believe that the majority of our work will be post production and may be handled remotely by Mr. Itai Freed.  In the event original recording work is required, we will either use the equipment in the studio we will be sharing or our Director will bring his studio equipment free of charge to the company.   In addition, the company can hire music producers on an ad-hoc basis as necessary.

Post production work i.e. track mixing, and mastering can all be done remotely and send to clients.  Clients send us digitized lyrics and or sound via the internet, we are able to work on the files ourselves and to re-send them to our clients for approval in a collaborative – back and forth process.

The only thing necessary to do in the studio, if the customers do not have their voice recorded is the actual recording.  Everything can be done then by us done at a later stage – and remotely.

13.
Please revise here and your business section on how studio facilities will be used in your business plan. Starting on page 21, you describe your business as a music production services company and you list recording studios as your competitors. It is unclear whether you will operate a recording studio, either at a fixed location or via portable equipment, or will merely rent or lease studio time for your clients. We note your plan of operation states you are seeking a studio in New York, New Jersey, or Brooklyn on page15, but you only budgeted $10,000 for studio space on page 16.

Response:         Revised.  We have revised the Plan of Operation and the Business section on how studio facilities will be used.  Studio facilities will be used specifically for recording the artists and possibly all the other services we include in our business plan.
Although, everything can be done remotely as well.  Meaning, the artist can record his voice and send to us digital for re-mastering, for adding new instruments and band members, adding sound effects, voice addition, etc.  We are also able to physically travel with our gear (which can include microphones and our computers) to work on-site.
On Page 17 we claim we do not plan to purchase equipment because :
We will either use the equipment in the studio we will be sharing or our Director will bring his studio equipment free of charge to the company.

We budgeted $10,000 for a studio in New York because we believe we will either share space or rent a simple 400 sq foot commercial space, which we can outfit for less than $10,000 to become a fully working studio.

Liquidity and Capital Resources, page 17

14.
Please revise to disclose the minimum period of time that you will be able to conduct your planned operations using currently available capital resources. We refer you to Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-Kfor additional guidance.

Response:         Revised.  We have revised the Summary Information section on page 6 and page 17 to provide an overview of the key aspects of the offering and to address the bullet points raised in the this Comment 2.  Please see the Amended Draft.

15.	Please clarify whether significant amounts of the Company’s cash and current assets will be located offshore.

Response:         Revised.  The Company’s cash and current assets will be located in the U.S.

Business, page 18

16.
We note your disclosure on page 18 of your limited operating activities. However, starting on page 21, you make various references to having past experience with mixers, clients, recording successfully over the “past four years,” owning gear, recording five albums, etc. Since the Company did not exist prior to December 2010 or appears to have commenced operating activities, please substantially revise this section to only reflect the current and prospective activities of the Company.

Response:         Revised.  We have revised the Summary Information section on page 6 to provide an overview of the key aspects of the offering and to address the bullet points raised in the this Comment 2.  Please see the Amended Draft.

17.
Please revise to clarify how you will offer the services listed on pages 21 and 22 of your registration statement. For example, it is unclear whether you will operate your own recording studio and what equipment you need to acquire to commence operations.

Response:         Revised.  We have revised the Business section to clarify how we will offer the recording studio services to address the points raised in this Comment 17.  We will either use the equipment of the studio we are sharing and/or we will use equipment provided by our director. The following equipment is necessary to operate a recording studio:
Microphone, Computer with pro-tools, speakers and an amplifier. Please see the Amended Draft.

Management, page 25

18.
Please revise to clarify the meaning of the disclosure that Mr. Freed “started a sound engineering studio.” It is unclear what the differences are between a “sound engineering studio” and a recording studio.” It is also unclear whether Mr. Freed operated or owned a recording studio, and if so, whether Mr. Freed will perform any production services remotely from Israel.

Response:         Revised.  We have revised the Management section on page 25 to provide clarity as to Mr. Freed’s involvement and to address the points raised in this Comment 18.  We refer to sound engineering in regards to Mr. Freed’s experience in working on all the types of music production – post recording by the various artists. In our business plan this would fall under the “remote” aspect of working on the various …Mr. Freed would both travel to New York every two months initially and would also be available full time to handle business remotely. Please see the Amended Draft.

Report of Independent Registered Public Accounting Firm, page F-1

19.
We note your liquidity disclosures where you indicate that cash from inception to date has been insufficient to provide the working capital necessary to operate. In addition, your risk factor disclosures on page 7 indicate that failure to secure additional financing will have a serious effect on your ability to execute your business plan and if you are unable to generate revenues, your business will most likely fail. Considering these and other similar disclosures throughout your filing and your discussion of the company’s need for additional financing to fund your operations, tell us whether management believes you have a going concern issue. Further, tell us how your independent auditors considered AU 341 evaluating whether there was substantial doubt about the company’s ability to continue as a going concern and how they concluded that an explanatory paragraph regarding the company’s ability to continue as a going concern was not considered necessary.

Response:         Revised. The financial statements have been updated to reflect a going concern audit opinion and note 2 has been replaced with its current language.

*           *           *

We trust that the responses provided above address the issues raised in the Staff Letter.  If you have any questions or require further clarification, please do not hesitate to contact our counsel, Jonathan Strum at Tel: 202 362-9027/ jdstrum@jdstrumlaw.com.

Sincerely,

Mr. Avraham Morgenstern
President

VIA EDGAR
cc:          Edwin Kim, Staff Attorney, Securities and Exchange Commission, Division of Corporation Finance – Edgar

Barbara C. Jacobs, Assistant Director, Securities and Exchange Commission, Division of Corporation Finance - Edgar